UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Mubbadrah Investments LLC

Building No. 1/21 Way No. 5001

Near Al Nadha Towers, Ghala,

Muscat, Oman

+968 24390901

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107

1	NAME OF REPORTING PERSONS. Mubbadrah Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,242,424**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,242,424**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,242,424**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by Mubbadrah Investment LLC (“Mubbadrah”), Wild Holding LLC (“Wild Holding”), Myrad Holding LLC (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”) and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D.
**	Consists of 17,242,424 ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp. (the “Issuer”) held by Mubbadrah. Wild Holding and Myrad Holding each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Holding and Mr. Al Busaidi owns 90% of Myrad Holding. By virtue of these relationships, Wild Holding, Myrad Holding, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Holding, Myrad Holding, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein.
***	The percentage is calculated based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

CUSIP No. G6375R107

1	NAME OF REPORTING PERSONS. Wild Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,242,424*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,242,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,242,424*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 17,242,424 Ordinary Shares held by Mubbadrah. Wild Holding owns 50% of Mubbadrah. By virtue of this relationship, Wild Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

CUSIP No. G6375R107

1	NAME OF REPORTING PERSONS. Myrad Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,242,424*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,242,424*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,242,424*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 17,242,424 Ordinary Shares held by Mubbadrah. Myrad Holding owns 50% of Mubbadrah. By virtue of this relationship, Myrad Holding may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Holding disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**	The percentage is calculated based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

CUSIP No. G6375R107

1	NAME OF REPORTING PERSONS. Yasser Al Barami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,863,636*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,863,636*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,863,636*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 17,242,424 Ordinary Shares held by Mubbadrah and (ii) 621,212 Ordinary Shares held by Mr. Al Barami. Mr. Al Barami owns 90% of Wild Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

CUSIP No. G6375R107

1	NAME OF REPORTING PERSONS. Hilal Al Busaidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,863,636*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,863,636*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,863,636*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of (i) 17,242,424 Ordinary Shares held by Mubbadrah and (ii) 621,212 Ordinary Shares held by Mr. Al Busaidi. Mr. Al Busaidi owns 90% of Myrad Holdings, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp., a British Virgin Islands company (the “Issuer”). The address of the Issuer’s principal executive offices is 777 Post Oak Blvd., Suite 730, Houston, Texas 77056.

Item 2. Identity and Background

This Schedule 13D is being filed by Mubbadrah Investments LLC, a Oman limited liability company (“Mubbadrah”), Wild Holding LLC, an Oman limited liability company (“Wild Holding”), Myrad Holding LLC, an Oman limited liability company (“Myrad Holding”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Holding, Myrad Holding, and Mr. Al Barami, the “Reporting Persons”).

The principal business of Mubbadrah is to invest in businesses and other ventures. The address of the principal office of Mubbadrah is Building No. 1/21 Way No. 5001 Near Al Nadha Towers, Ghala, Muscat, Oman.

The principal business of Wild Holding is to invest in businesses and other ventures. The address of the principal office of Wild Holding is P.O. Box 342, 116 Mina Al Fahal, Oman.

The principal business of Myrad Holding is to invest in businesses and other ventures. The address of the principal office of Myrad Holding is P.O. Box 342, 133 Al Khuwair, Oman.

The business address of Mr. Al Barami is P.O. Box 786, Postal Code 116, Mina Al Fahal, Oman. Mr. Al Barami’s present principal occupation is serving as COO of Mubbadrah. Mr. Al Barami is a citizen of Oman.

The business address of Mr. Al Busaidi is P.O. Box 786, Postal Code 116, Mina Al Fahal, Oman. Mr. Al Busaidy’s present principal occupation is serving as CEO of Mubbadrah. Mr. Al Busaidy is a citizen of Oman.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 12, 2017, Mubbadrah, Mr. Al Barami, Mr. Al Busaidi, and Issuer entered into a purchase agreement pursuant to which Issuer agreed to purchase 61% of the outstanding equity interests of Gulf Energy S.A.O.C. (“GES”) in exchange for Issuer ordinary shares (the “GES Stock Purchase Agreement”). In accordance with the GES Stock Purchase Agreement, Mubbadrah acquired 17,242,424 Issuer ordinary shares at closing. For additional information, see Item 6 below.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the Ordinary Shares reported herein for investment purposes.

The Reporting Persons may further sell, purchase, hold, vote, trade, dispose or otherwise deal in the Ordinary Shares at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Ordinary Shares, changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of the Ordinary Shares, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based upon 85,562,769 outstanding Ordinary Shares, as reported on the Issuer’s Form 6-K, as filed with the Securities and Exchange Commission on August 20, 2018.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	None.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 12, 2017, the Issuer, Mubbadrah, Mr. Al Barami, and Mr. Al Busaidi entered into the GES Stock Purchase Agreement by which the Issuer contracted to acquire 61% of the outstanding shares of GES in exchange for Issuer ordinary shares. For a more detailed description of the GES Stock Purchase Agreement and other related matters, please refer to the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on November 16, 2017 and June 12, 2018, which are incorporated by reference into this Schedule 13D.

The foregoing description of the GES Stock Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement, which have been filed or are incorporated by reference into this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

7.1	Joint Filing Agreement, dated September 27, 2018

7.2	Agreement for the Sale and Purchase of Shares, dated as of November 12, 2017, by and among the Issuer, Mubbadrah, Mr. Al Busaidi, and Mr. Al Barami (incorporated by reference to the Issuer’s Form 8-K, filed with the SEC on November 16, 2017).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2018

MUBBADRAH INVESTMENT, LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

WILD HOLDING LLC

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

MYRAD HOLDING LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
YASSER AL BARAMI

By:	/s/ Hilal Al Busaidi
HILAL AL BUSAIDI